SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

The only changes to this Form C filing are new offering page screenshots and a new video transcript. For all other matters, please refer to the Form C/A filing of 4-23-24.

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer

Qwesty, Inc.

Legal status of issuer

     Form

     Corporation

     Jurisdiction of Incorporation/Organization

     Florida

     Date of organization

     June 9, 2022

Physical address of issuer

639 E Ocean Ave Suite 402
Boynton Beach, FL 33435

Website of issuer

www.Qwesty.com

Is there a co-issuer? No

Name of intermediary through which the offering will be conducted

Wefunder Portal LLC

CIK number of intermediary

0001670254

SEC file number of intermediary

007-00033

CRD number, if applicable, of intermediary

283503

Name of qualified third party "Escrow Agent" which the Offering will utilize

First Citizens Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for issuer authorized out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Preferred Stock ("Shares") of Qwesty, Inc.

Target number of Securities to be offered

11,765

Price and method for determining price)

$5.00. Dividing the pre-money valuation $10,533,170.00 (or $8,953,194.50 for investors in the first $100,000.00 by the number of shares outstanding on a fully diluted basis.

Target offering amount

$50,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,235,000

Deadline to reach the target offering amount

April 30, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Discount

Investors who purchase the first $100,000.00 of securities in this offering will receive an additional 15% in shares (example, for a $500 investment in the first $100,000.00 of securities sold, the investor will received 115 shares instead of 100 shares)

Current number of employees

0

	Most recent fiscal year-end (2023)	Most recent fiscal year-end (2022)
Total Assets	$9	$17
Cash & Cash Equivalents	$9	$17
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0

Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(49,958)	$(17,833)

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

For Qwesty, Inc.

/s/ Joshua Glasser
(Signature)

Joshua Glasser
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joshua Glasser
(Signature)

Joshua Glasser
(Name)

Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer
(Title)

10/9/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

New Offering Page As Of 10-9-24

INVEST IN **QWESTY**



Share

❤️ The Social Real Estate Marketplace



1:24
1:29

qwesty.com Boynton Beach, FL

Technology Marketplace SaaS Mobile Apps Real Estate

EARLY BIRD TERMS: $20,918 LEFT

$79,080

raised from 49 investors

INVEST
min $500

$ 0

INVEST

WATCH FOR UPDATES

INVESTMENT TERMS

Priced Round
~~$10.53M~~
$8.95M pre-money valuation

Early Bird Bonus: The first $100K of investments will be at $4.25 per share and a $8.953M pre-money valuation

Investor Perk: $1K

OVERVIEW DETAILS UPDATES WHAT PEOPLE SAY 22 ASK A QUESTION

Highlights

1. Targeting the $4T residential & commercial; purchase & rental market
2. Team that helped grow Home Depot, Uber, Disney, Google & Vimeo
3. Patent-pending, AI-powered, broker-less marketplace
4. Forecasting $320m in revenue within 5 years (not guaranteed)

5 All about transparency!

Featured Investors



Tom O'Neil Follow

Tom is a global business leader, board advisor and audit expert with 40 years of cross-sector and international experience with Ernst & Young in audit quality review, business operations and risk management.

"I decided to invest in Qwesty because the real estate industry has been stuck in a pre-tech era for a very long time. With younger generations turning towards digital alternatives that will be easier, faster, and more cost-effective, it was important to be part of this groundbreaking movement. Qwesty is currently in the process of developing a social real estate marketplace that seamlessly integrates the advantages of the traditional broker model with the For Sale By Owner model. Users wi..."

Read More



Mark Januschewski Follow

Mark is the Founder and CEO of Mark Januschewski P.A., Attorney, and Active Investor.

"With so many new rulings bearing down on the traditional...

See more investor reviews

Our Team



Joshua Glasser Co-Founder & CEO

Joshua has successfully launched multiple marketing, advertising, and Public Relations firms prior to entering into real estate, where he currently owns & manages a brokerage.



Nicholas Catalano Co-Founder & COO

Nicholas contributed to multiple patents and was an R&D and Sr. Operations Engineer at Johnson & Johnson before launching his own inspection & engineering company.



Tom O'Neil CFO

Tom is a global business leader, board advisor and audit expert with 40 years of cross-sector and international experience with Ernst & Young in audit quality review, business operations and risk management.



Adam Jones CTO

Adam has more than 20 years of experience as an architect, technical leader, and software engineer. He has helped scale companies like Home Depot, MetLife, Allstate, and L.L. Bean.



Daniela Pia Trezza Legal Council

Daniela's legal practice concentrates in the areas of business transactions and business services, providing general counsel to organizations of all sizes and at all life-cycle stages in both the for-profit and non-profit sectors.



Matt Schwarz Technical Advisor

Matt has spent the last 16 years working with companies like Google, Vimeo, Uber, Discovery Channel, Hulu, and Disney.



Andrea Ocampo Director of Production & Media Relations

Andrea is a notable television host and producer, known for her work with industry giants like the NHL, NFL, WWE, Travel Channel, Disney World, Bloomberg and Univision.



Jennifer Vazquez Professional EOS Implementer

Jennifer is a highly accomplished entrepreneur who started her first company at age 24. Today, her focus centers on purpose-driven leadership, aligning teams with a shared vision, and guiding them to achieve their goals.

The Problem(s): The Traditional Model is Broken, Outdated, and Costs Americans Billions Each Year in Commissions

There is a Lack of Technology, Tools & Resources Available to Consumers who want to Navigate the Real Estate Landscape Without a Broker

Do you want to be locked-in to a listing or buyer's agreement? Do you really want to pay a commission when you buy or sell a property? What if you could only work with the most qualified professionals in your area?

Qwesty was born out of the high commissions and lack of transparency that exist inside the traditional agent/broker model, and the outdated technology, fees, and support that exist inside For Sale By Owner platforms.



Consumers need protection. People are exhausted with the barriers that exist. Qwesty is being developed as a watchdog to give a fair and transparent alternative to the real estate process.





Meet Qwesty: The Social Marketplace for your Property

Qwesty will guide consumers every step of the way with an easy-to-use platform. By removing the middleman, and replacing all the guesswork surrounding the transaction process, consumers will save thousands of dollars in commissions.

To this day, there has not yet been a technological disruption impactful enough to bring in an easier, faster, and more cost-effective solution. Qwesty plans to change all that!

Qwesty is a positive alternative for the consumer, and with the light shining brighter than ever on commissions, the timing could not be any better!


westy
Office for Rent
Kathryn Bradley
Condo For Sale in Bushwick
$566K
I would like to counter your offer for $560K
Accept
Counter
Reject
Yes, no problem!
Perfect, I will accept the offer!
Brian Graham
129 Reviews
House For Sale
Select Day & Time
November 2024
Book It!
Jessica Moss
Interior Designer
Upload Verification Documents
Proof of Funds
Pre-Approval Letter
Continue
Congrats!
Your offer has been accepted.

Top Three Features

1. The Social Network


6.5k
Inspector
1.2m
East Orange
Kearny
ShopRite of Kearny Square
Roofer
359k
8.7k
Lender
Red Bull Arena
239k
2.1k
Handyman
Attorney
Newark
735k
Airport
3.4k
179k
Port Container Terminal

2. ProMatch


ProMatch Overview
Copy link
Qwesty LIVE
Watch on YouTube

3. AgentMatch


AgentMatch Overview
Copy link
Watch on YouTube

Revenue-Driven

Qwesty is a subscription-based model.

On day one, Qwesty will be populated with millions of properties and service providers. Users may claim their profile for free.


Flexible Revenue Model
*Listing
ProMatch
AgentMatch
$99
per month
On-Demand
Pro
$2.5k-25k
per month
Ad Rev
Partnerships
$1.5k-25k
per month
*Starting six month's post-launch


The Math
Market Share
$200b
With Only
5% Market Share
Market Size
$4t


The Raise
The Ask
$1.235m
Runway
18 months
Legal & Accounting
7.7%
Marketing
8.1%
Wefunder Fee
6.5%
Software Development
49.4%
Payroll
28.3%

We will continue to build the website and APP platform, expand our leadership & development team, ramp up our influencer and social media campaigns, and continue filming our live-action web series **QwestyLive**.











Podcast
QwestyLive
Qwesty Inc.
Follow
All Episodes
Welcome to QwestyLive
QwestyLive
We are QwestyLive and we are here to break all the rules in everything real estate! Let's kick some real estate butt, have fun, call out fakers in the industry, throw shade at shady contractors and uncover the truth! The transaction...
Oct 4 • 1 min 20 sec
THE SOCIAL REAL ESTATE MARKETPLACE
We are QwestyLive and we are here to break all the rules in everything real estate! Let's kick some real estate butt, have fun, call out fakers in the industry, throw shade at shady contractors and uncover the truth!
... Show more
Welcome to QwestyLive
1 min 20 sec
No rating
Business
Education
Technology

Our vision for the future is clear: Provide a game-changing alternative to the traditional U.S. real estate model. Join us as we advocate for transparency, accessibility, and community engagement. With the light shining brighter than ever on commissions, the timing could not be any better!

The future is a social marketplace for real estate, and it starts NOW!

New Video Transcript As Of 10-9-24

Let's face it. The real estate industry with its massive commission payouts can be a wild ride at times.

That's why there's Qwesty!

The social real estate marketplace.

With Qwesty, users get all the tools they need to transact real estate comfortably and confidently without a broker.

Qwesty plans to revolutionize the entire industry.

Users will be free from listing agreements and commissions.

And best of all, Qwesty's Ai powered social network will connect buyers and tenants directly with property owners and pros, streamlining the entire process.

The Qwesty platform will let users:

Join the Qwesty social network.

Add a property in 15 minutes or less.

Submit a real-time offer in as little as 60 seconds.

Direct message a property owner.

Schedule an in-person or video tour.

Complete and execute all real estate forms.

And navigate the entire transaction process.

All this, while searching our database of thousands of properties and interacting with others inside their Qwesty social network.

Plus, our patent-pending Ai will match users with pros so they can build their own team every step of the way.

And even match with agents for those who need a little extra help!

We believe Qwesty will outperform even the best brokers at every turn.

It's time to bring the $4T real estate industry into the 21st century.
The future is a social marketplace for real estate, and it starts NOW!